March 8, 2018	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Main Street Capital Corporation —

Registration Statement on Form N-2

(File No. 333-223483) Filed March 7, 2018

Dear Sir/Madam:

On behalf of Main Street Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2 (File No. 333-223483), filed with the Commission on March 7, 2018 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in post-effective amendment no. 10 to the registration statement on Form N-2 filed with the Commission on April 26, 2017 (File No. 333-203147) (“Amendment No. 10”), and declared effective on April 26, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 10 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2017, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Adam Park at (202) 383-0937, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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